1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : December 8, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 8, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2017: On a consolidated basis, revenues for November 2017 were approximately NT$93.15 billion, a decrease of 1.4 percent from October 2017 and an increase of 0.1 percent from November 2016. Revenues for January through November 2017 totaled NT$887.55 billion, an increase of 2.0 percent compared to the same period in 2016.

TSMC November Revenue Report (Consolidated):

(Unit:NT$ million)
Period	November 2017	October 2017	M-o-M Increase (Decrease) %	November 2016	Y-o-Y Increase (Decrease) %	January to November 2017	January to November 2016	Y-o-Y Increase (Decrease) %

Net Revenues	93,153	94,520	(1.4)	93,030	0.1	887,550	869,826	2.0

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Nov.	Net sales	93,153,310	93,029,912
Jan. - Nov.	Net sales	887,549,989	869,826,322

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	48,939,113	17,653,598
TSMC Global**	298,714,143	—

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	357,679,212	36,997,632

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	47,094,708	—
	Mark to Market Profit/Loss	38,835	—
	Unrealized Profit/Loss	(38,817)	(10,977)
Expired Contracts	Notional Amount	361,492,841	107,054,816
	Realized Profit/Loss	910,843	(21,260)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	16,053,239
	Mark to Market Profit/Loss	35,637
	Unrealized Profit/Loss	56,894
Expired Contracts	Notional Amount	120,864,207
	Realized Profit/Loss	707,862
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	541,158
	Mark to Market Profit/Loss	1,637
	Unrealized Profit/Loss	6,183
Expired Contracts	Notional Amount	3,028,457
	Realized Profit/Loss	13,411
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,842,242	—
	Mark to Market Profit/Loss	922	—
	Unrealized Profit/Loss	908	45,833
Expired Contracts	Notional Amount	5,751,707	20,865,960
	Realized Profit/Loss	(11,829)	85,204
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,701,234
	Mark to Market Profit/Loss	(1,077)
	Unrealized Profit/Loss	(1,077)
Expired Contracts	Notional Amount	5,363,368
	Realized Profit/Loss	(5,457)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(37,342)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,576,119
	Mark to Market Profit/Loss	4,367,252
	Unrealized Profit/Loss	17,441
Expired Contracts	Notional Amount	24,267,809
	Realized Profit/Loss	(5,125)
Equity price linked product (Y/N)		N